SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of November, 2009

Commission File Number: 001-14270

NORTEL INVERSORA S.A.

(Translation of registrant’s name into English)

Alicia Moreau de Justo 50

Piso 11

C1107AAB-Buenos Aires

Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

NORTEL INVERSORA S.A.

Item
1.	Letter regarding judicial notice of CNDC Resolution 64/09

NORTEL INVERSORA S.A.

Buenos Aires, October 23, 2009

Securities and Exchange Commission

Dear Sirs,

RE.: CNDC Resolution 64/2009

Dear Sirs,

In my capacity as responsible for market relations of Nortel Inversora S.A., I hereby inform you that on October 23, 2009, Mr. Franco Alfredo Agustín Livini, Mr. Enrique Llerena and Mr. Jorge A. Firpo, members of the Board of Directors of Nortel Inversora, have been notified of the resolution dated October 21, 2009 issued by the Court of Appeals in Criminal Matters in the file recorded as ““Telefónica de España y otros s/Dilig. Preliminar s/Ley 25.156. – Inc. de Verificación de cumplimiento de Resol. 44/09”, whereby they were informed that such Court resolve to nullify the Resolution N ° 64/09 of the Antitrust Commission (“CNDC”), whereby we were informed that the Antitrust Committee resolved (1) to order the Board of Directors of Telecom Argentina S.A. to immediately reestablish the Management Council that had been previously dissolved and (2) to order Telecom Argentina S.A. to revoke the unification of the roles of the previous General Directors (of Corporate Matters and of Operations) in the position of a Chief Executive Officer and its designation, restoring the previous roles to the unification and the modifications to the Authorization Regime as well as the revocation of all the decisions adopted which implied the exercise of the voting rights since January 9, 2009, the date that the Antitrust Commission issued Resolution 4/2009. We informed you about this resolution on May 28, 2009.

Yours sincerely,

José Gustavo Pozzi
Responsible for Market Relations

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Nortel Inversora S.A.

Date: November 3, 2009	By:	/S/ JOSÉ GUSTAVO POZZI
	Name:	José Gustavo Pozzi
	Title:	General Manager